Exhibit 99.31

News Release

NORBORD AND AINSWORTH COMPLETE MERGER

TORONTO, ON and VANCOUVER, BC (April 1, 2015) – Norbord Inc. (“Norbord”) (TSX: NBD) and Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced the completion of their merger. Under the terms of the transaction, Norbord acquired all of the outstanding common shares of Ainsworth in an all-share transaction and Ainsworth shareholders received 0.1321 of a share of Norbord for each Ainsworth share. Ainsworth is now a wholly-owned subsidiary of Norbord.

With the completion of the merger, it is expected that the common shares of Ainsworth will be de-listed from the Toronto Stock Exchange on or about April 2, 2015.

“This transaction is a significant milestone, and the addition of the Ainsworth OSB mills and strong team of people create a tremendous platform for the future,” said Peter Wijnbergen, President and Chief Executive Officer. “Norbord will be a leading global wood products company, active on three continents and with more than US$1.6 billion in sales in 2014. With a larger mill network, we will be in a better position to serve customers’ evolving needs and meet increasing demand as the recovery in the US housing market continues. This transaction will also allow us to bring our customers a more diverse range of products. We are pleased to welcome our new colleagues to Norbord, and look forward to pursuing the significant opportunities we see ahead.”

Information for Ainsworth Shareholders

Registered holders of Ainsworth common shares are reminded that they must properly complete, sign and return the letter of transmittal, along with their share certificate(s), to Computershare Investor Services Inc., as depositary, in order to receive the Norbord common shares they are entitled to under the transaction. Holders of Ainsworth common shares who hold their shares through a broker, investment dealer or other intermediary should carefully follow the instructions provided by such broker, investment dealer or other intermediary in order to receive the Norbord common shares they are entitled to under the plan of arrangement.

Additional copies of the letter of transmittal may be requested from Computershare Investor Services Inc. by telephone at: 1-800-564-6253 or by email at: corporateactions@computershare.com. Copies of the letter of transmittal are also available on Norbord’s website at www.norbord.com.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Forward Looking Statements

Certain information provided in this news release is forward-looking information pursuant to National Instrument 51-102 promulgated by the Canadian Securities Administrators. Norbord believes that the expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the beliefs and assumptions of Norbord based on information available at the time the assumptions were made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. This news release contains forward-looking information concerning opportunities and certain benefits (strategic or otherwise) expected to result from the transaction, including enhancements of service to customers, positioning to service customers’ evolving needs and meeting increasing demand. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking information include, without limitation, general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and the ability to realize synergies related to the transaction. Additional information on these and other factors that could affect the operations or financial results of Norbord are included in the joint management information circular in relation to the combination and other filings made by Norbord and Ainsworth with the Canadian Securities Administrators and may be accessed through SEDAR (www.sedar.com) or at www.norbord.com. The forward-looking information is made as of the date of this news release and neither Norbord nor Ainsworth assumes any obligation to update or revise them to reflect new events or circumstances, except as explicitly required by applicable securities laws.

For information, contact:

Investors:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Media:

Longview Communications Inc.

Trevor Zeck – (604) 694-6037

Nick Anstett – (416) 649-8008

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